

Mail Stop 6010

February 1, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Henry W. Knueppel
Chief Executive Officer
Regal Beloit Corporation
200 State Street
Beloit, WI   53511

> **Re: Regal Beloit Corporation**
> **Form 10-K for the fiscal year ended December 30, 2006**
> **Filed February 27, 2007**
> **File No. 1-07283**

Dear Mr. Knueppel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief